UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ferroglobe PLC

(Exact name of the registrant as specified in its charter)

England and Wales	001-37668
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

13 Chesterfield Street
London W1J 5JN
United Kingdom

(Address of principal executive office)	(Zip code)

Beatriz García-Cos
Chief Financial Officer and Principal Accounting Officer
13 Chesterfield Street,
London W1J 5JN, United Kingdom
+44‑(0)750‑130‑8322

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,
                  .

  X   Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 Exhibit

Not applicable

Section 2 – Disclosure of Payments by Resource Extraction Issuers

Item 2.01 Resource Extraction Issuer Disclosure and Report

Ferroglobe PLC (“Ferroglobe” or the “Company” or “us”), through its operating subsidiaries, is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has (i) quartz mining activities in Spain, the United States, Canada, and South Africa, (ii) low-ash metallurgical quality coal mining activities in the United States, and (iii) interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of many of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, electronic semiconductors, electric vehicle batteries and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

On December 16, 2020, the U.S. Securities and Exchange Commission adopted final rules (the “Payments Disclosure Rules”) to require disclosure by resource extraction issuers of certain payments made by them, or a subsidiary or entity controlled by the issuer, to the U.S. federal government or a foreign government (including taxes, royalties and fees) for the purpose of the commercial development of oil, natural gas or minerals.

Ferroglobe qualifies as a resource extraction issuer under the Payments Disclosure Rules and is filing this consolidated report on Form SD to disclose payments to governments made by the Company and its consolidated subsidiaries for the purpose of the commercial development of minerals, in accordance with the Payments Disclosure Rules (the “Report”).

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Resource Extraction Payment Report

The Report presents information on payments made during the fiscal year ended December 31, 2023. Exhibit 2.01 contains: (i) a “Government-level disclosure” table of payments made to each Government; and (ii) “Project-level disclosure” tables, in which payments made to governmental authorities are disaggregated in terms of the project for which each payment was made, and the location of each of the projects.

The Payments Disclosure Rules require resource extraction issuers to disclose the following information: (i) the type and total amount of payments made for each project relating to the commercial development of minerals; (ii) the type and total amount of payments, by payment type, for all projects made to each government; (iii) the total amounts of payments, by payment type; (iv) the payments’

currency; (v) the fiscal year in which payments were made; (vi) the business segment of the resource extraction issuer that made the payments; (vii) the governments that received the payments and the country in which each such government is located; (viii) the project of the resource extraction issuer to which the payments relate; (ix) the particular resource that is the subject of commercial development; (x) the method of extraction used in the project; and (xi) the major subnational political jurisdiction of the project.

As per the Payments Disclosure Rules, the Report is prepared on the following basis:

-	Government: The term “Government” refers to both the Federal Government of the U.S. and (i) any national government of a foreign country, as well as any department, agency, or instrumentality of the national government, (ii) a company at least majority owned by the national government of a foreign country, or (iii) a foreign subnational government, such as the government of a state, province, department, county, district, municipality, or territory under a foreign national government.
-	Project: The term “project” is defined by using the following three criteria:
1.the type of resource being commercially developed (either oil, gas, or a type of mineral);
2.the method of extraction (a well, an open pit, or underground mining); and
3.the major subnational political jurisdiction where the commercial development is taking place (the combined country and subdivision code provided in ISO 3166 is disclosed, if available. Additionally, when identifying the country in which a government is located, a resource extraction issuer must use the two letter country code provided in ISO 3166, if available).

In terms of reporting obligations, any activity involving the commercial development of multiple resources or extraction methods will be considered as a single project if such activities are located within the same political jurisdiction. Conversely, if the commercialized resource involves different major subnational political jurisdictions and generates the obligation to make payments in each of them, the resource extraction issuer must report each of those activities as different projects.

-	Taxes: Taxes disclosed may include taxes on corporate profits, corporate income, and production when such taxes are made to further the commercial development of minerals.
-	Royalties: Royalties disclosed may include unit-based, value-based, and profit-based royalties.
-	Fees: Fees disclosed may include license fees, rental fees, entry fees, and other considerations for licenses or concessions.
-	Community and Social Responsibility Payments required by law or contract (“CSR Payments”): CSR Payments may include funds to build or operate a training facility for the workers, funds to build housing, payments for tuition or other educational purposes, and in general payments to support the social or economic well-being of communities within the country where the expenditures are made.
-	Cash basis: All payments are reported on a cash basis, meaning they are reported in the period which they are paid, as opposed to being reported on an accrual basis (which would mean that they are/were reported in the period for which the liabilities arise).
-	Reporting currency: The figures and values regarding the payments mentioned in this Report are expressed in U.S. dollars, as this is the currency used for the presentation of the Company's consolidated financial statements.

-	Currency conversion: [All payments made in a currency other than U.S. dollars have been converted to U.S. Dollars at the weighted average of the exchange rates during the reporting period.]
-	De minimis threshold: Payments or series of related payments that are below $100,000 are not required to be disclosed in this Report. As a result, in this reporting period, no payments are reported for certain Governments and projects, as specified in the Report.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
Exhibit 2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
Exhibit 99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Marco Levi Marco Levi Executive Officer
Ferroglobe PLC By: /s/ Marco Levi Name: Marco Levi Title: Chief Executive Officer	Date: December 20, 2024